Exhibit 99.402

Nextech AR Announces CAD$10 Million Private Placement with Institutional Investor

VANCOUVER, B.C., Canada – January 21, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce that it has entered into a securities purchase agreement for a private placement of its common shares (“Common Shares”) and warrants to purchase Common Shares (“Warrants”) with a single institutional investor for gross proceeds of approximately CAD$10 million (the “Private Placement”). Pursuant to the Private Placement, the Company will issue 8,130,082 Common Shares and Warrants to purchase up to an aggregate of 8,130,082 Common Shares at a purchase price of CAD$1.23 per Common Share and associated Warrant. Each Warrant will entitle the holder to purchase one Common Share at an exercise price of CAD$1.54 per Common Share for a period of three years following the issuance date.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the Private Placement.

The net proceeds of the Private Placement will be used by the Company for working capital and general corporate purposes. No securities were offered or sold to Canadian residents in connection with the Private Placement. The Private Placement is expected to close on or about January 25, 2022, subject to satisfaction of customary closing conditions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”), or any U.S. state securities laws, and such securities may not be offered or sold within the United States or to any U.S. person absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements. “United States” and “U.S. person” have the respective meanings ascribed to them in Regulation S under the U.S. Securities Act.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information, please contact:

Lindsay Betts

investor.relations@nextechar.com

866-ARITIZE (274-8493) Ext 7201

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences. Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com and Trulyfesupplements.com. VCM and product sales of residential vacuums, supplies and parts, and small home appliances which are sold on Amazon.

Forward-looking Statements

This press release contains “forward-looking information” and may also contain statements that may constitute “forward-looking statements”, collectively “forward-looking information”, within the meaning of applicable Canadian securities legislation. Such forward-looking information is not representative of historical facts or information or current condition, but instead represent the beliefs and expectations regarding future events about the business and the industry and markets in which the Company operates, as well as plans or objectives of management, many of which, by their nature, are inherently uncertain. Generally, such forward-looking information can be identified by the use of terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information contained herein may include but is not limited to, references to the completion of the Private Placement on the terms currently proposed or at all, any future acquisitions and the timing thereof and the use of proceeds of the Private Placement. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, general market conditions, availability of financing, regulatory approvals and the results of the Company’s operations. Forward-looking information is not a guarantee of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Accordingly, readers should not place undue reliance on forward-looking information, which are qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to release publicly any revisions for updating any voluntary forward-looking information, except as required by applicable securities law.